Ap
3/18/2001

02019447

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 46867

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 254

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRSTMERIT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

III CASCADE PLAZA, 1ST FLOOR
(No. and Street)

AKRON	OHIO	44308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDY REED, CFO — 330-384-7229
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name — *if individual, state last, first, middle name*)

200 Public Square, BP Tower, 27th Floor	Cleveland	Ohio	44114
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, FELICE LARMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRSTMERIT SECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

ANGEL KIMMEL, Notary
Residence Co. - Summit
State of Ohio
My Commission Exp. Sept. 10, 2004

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

FirstMerit Securities, Inc.

(A WHOLLY-OWNED SUBSIDIARY OF FIRSTMERIT BANK, N.A.,
WHICH IS WHOLLY-OWNED BY FIRSTMERIT CORPORATION)

PRICEWATERHOUSECOOPERS

FirstMerit Securities, Inc.

(A WHOLLY-OWNED SUBSIDIARY OF FIRSTMERIT BANK, N.A.,
WHICH IS WHOLLY-OWNED BY FIRSTMERIT CORPORATION)

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Shareholder of
FirstMerit Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of FirstMerit Securities, Inc. (a wholly-owned subsidiary of FirstMerit Bank, N.A., which is wholly-owned by FirstMerit Corporation) (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2002

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Contents
December 31, 2001

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Statement of Financial Condition
As of December 31, 2001

Assets	2001
Cash and cash equivalents	$ 2,931,560
Deposit with clearing broker	50,000
Receivables from brokers, dealers and clearing broker	293,344
Furniture and equipment, at cost, less accumulated depreciation of $567,898	183,915
Due from affiliates	132,884
Investment in insurance contracts, at cost	2,446,354
Other assets	15,330
Total assets	$ 6,053,387
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 11,181
Accrued wages and payroll taxes	167,309
Deferred tax liability	1,422
Federal income taxes payable	75,650
Total liabilities	255,562
Common stock, without par value; 850 shares authorized, 150 shares issued and outstanding	150,000
Additional paid-in capital	3,300,000
Retained earnings	2,347,825
Total stockholder's equity	5,797,825
Total liabilities and stockholder's equity	$ 6,053,387

The accompanying notes are an integral part of these financial statements.

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Statement of Income
For the Year Ended December 31, 2001

	2001
Revenues:	
Commissions	$ 7,958,866
Interest	95,790
Other revenues	24,678
Total revenues	8,079,334
Expenses:	
Employee compensation and benefits	3,798,052
Clearance fees	323,225
Occupancy and equipment rental	2,111,178
Promotion and development	72,481
Communication and data processing	60,512
Admin and professional fees	311,455
Other expenses	246,649
Total expenses	6,923,552
Income before federal income taxes	1,155,782
Federal income tax expense:	
Current	344,705
Deferred	55,201
	399,906
Net income	$ 755,876

The accompanying notes are an integral part of these financial statements.

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 150,000	$ 3,300,000	$ 1,591,949	$ 5,041,949
Net income	-	-	755,876	755,876
Balance at December 31, 2001	$ 150,000	$ 3,300,000	$ 2,347,825	$ 5,797,825

The accompanying notes are an integral part of these financial statements.

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Statement of Cash Flows
For the Year Ended December 31, 2001

	2001
Cash flows from operating activities:	
Net income	$ 755,876
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	149,205
Deferred taxes	55,201
Change in operating assets and liabilities:	
Receivables from brokers, dealers and clearing broker	(1,382)
Due from affiliates	(130,014)
Other assets	10,083
Accounts payable and accrued expenses	(23,629)
Accrued wages and payroll taxes	(73,258)
Deferred compensation	(172,727)
Federal income taxes payable	10,960
Net cash provided by operating activities	580,315
Cash flows from investing activities:	
Purchase of furniture and equipment	(48,879)
Proceeds from sale of furniture and equipment	10,000
Purchase of investment in insurance contracts	(419,676)
Proceeds from beneficial interests in insurance contracts	38,772
Net cash used in investing activities	(419,783)
Net increase in cash and cash equivalents	160,532
Cash and cash equivalents at beginning of year	2,771,028
Cash and cash equivalents at end of year	$ 2,931,560
Supplemental cash flow information:	
Cash paid for income taxes	$ 388,946
Write-off of fully depreciated furniture and equipment	$ 30,707

The accompanying notes are an integral part of these financial statements.

1. Organization

Nature of Business
FirstMerit Securities, Inc. (the "Company") is registered with the National Association of Securities Dealers, Inc. ("NASD") as a broker and dealer and is a wholly-owned subsidiary of FirstMerit Bank, N.A. ("FirstMerit"). FirstMerit is a wholly-owned subsidiary of FirstMerit Corporation (the "Parent"). The Company provides brokerage services for variable and fixed annuities, fixed income and equity securities and mutual funds to customers of FirstMerit primarily in Ohio.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers cash and cash equivalents to be all highly liquid assets with maturities of thirty days or less.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the related assets. Depending on the type of asset, the Company uses three to ten year estimated useful lives for depreciation.

Investments in Insurance Contracts
The Company purchases viatical settlements, which represent the ownership rights to proceeds of death benefits of insurance policies owned by terminally ill individuals. The terminally ill individuals receive the discounted present value of the life insurance proceeds and, in exchange, assign the legal rights (beneficial interests) to the death benefit proceeds to the Company.

The viatical settlements are classified as held to maturity and are valued at cost. Fair value of the viatical settlements would unusually be determined by using net present value calculations using life expectancy, premiums to be paid and rate of return assumptions. However, due to medical advances related to the terminally ill individuals, assumptions that could be used in the fair value calculation, particularly life expectancy estimates, cannot be determined with reasonable certainty. Therefore, it is not practical to estimate the fair value of the viatical settlements at December 31, 2001.

The Company is obligated to make annual premium payments associated with the underlying insurance contracts and these premiums are recorded to expense when incurred. The amount of premiums paid approximated $18 thousand for the year ended December 31, 2001.

Upon the death of the terminally ill patients, the Company receives the proceeds of the beneficial interests of the underlying insurance contracts. At the time of receipt of the proceeds, the Company records a gain or loss, which represents the difference between the total beneficial interest received per the insurance contract and the cost paid by the Company to purchase the beneficial interests in the insurance contracts. There were no gains or losses recognized during the year ended December 31, 2001.

Revenue Recognition
Commissions revenue and related expenses are recorded on the trade date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates included in the financial statements.

Risk and Uncertainties
The Company generates a significant portion of its revenues by providing brokerage services to domestic customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of the financial markets. Additionally, the Company maintains a relationship with a clearing broker. Should this relationship be interrupted or terminated, revenues may be adversely affected.

3. Federal Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Each entity of the Parent is charged or credited with an amount equal to its separate tax liability or benefits as if it were filing on an individual company basis, except that losses and other tax benefits will be carried over indefinitely instead of expiring under the normal Internal Revenue Code guidelines, unless the Parent's net operating loss expires under such obligations.

The Company's deferred tax assets and liabilities are determined based upon the differences between the financial reporting and tax bases of assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The Company's deferred tax liability at December 31, 2001 of $1,422 consists solely of temporary differences associated with book and tax depreciation methods.

The Company is exempt from state and local income and franchise taxes under applicable Ohio law.

4. Deposit with Clearing Broker

At December 31, 2001, the Company maintained a $50,000 deposit with a clearing broker that provides clearing services to the Company.

5. Related Party Transactions

Employees of the Company are eligible to participate in the Parent's defined benefit and defined contribution pension plans. Pension payments of $258,650 made in 2001 are included in employee compensation and benefits expense and are based upon a corporate allocation percentage.

Receivables and payables resulting from transactions with affiliated entities are settled directly with FirstMerit. The amounts are non-interest bearing and settle in the normal course of business. The amount due from affiliates totalled $132,884 at December 31, 2001.

Certain expenses relating to shared services of the Parent are allocated to the Company on a monthly basis. For the year ended December 31, 2001, these expenses totalled $263,249.

In addition, the Company is party to lease agreements with related parties as described in Note 7.

6. Net Capital Requirements

As a registered broker and dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company utilizes the basic method permitted by the Rule, which requires that minimum net capital be the greater of $50,000 or 6- 2/3% of aggregate indebtedness. The Rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $2,780,942, which exceeded required net capital by $2,730,942. In addition, the Company's ratio of aggregate indebtedness to net capital was .1 to 1.

7. Commitments and Contingencies

The Company does not grant credit to its customers in the normal course of business. However, in the event that certain customers do not fulfill their obligations involving securities transactions, the Company would be required to make whole its clearing broker for any losses incurred in the settlement of defaulted customer obligations.

The Company leases office space at its primary location from FirstMerit on a month-to-month basis. Rental expense for the year ended December 31, 2001 totalled $82,992.

The Company also rents additional office space at each FirstMerit location. The terms of this rental agreement require the Company to pay an amount equal to the gross commissions generated from FirstMerit, less expenses. Rental expense under this agreement totalled $1,824,908 for the year ended December 31, 2001.

The Company leases equipment from various vendors under operating leases. Rental expense for the equipment amounted to $60,845 for the year ended December 31, 2001.

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Supplementary Schedule – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

Net capital:	
Total stockholder's equity	$ 5,797,825
Less non-allowable assets:	
Receivables from brokers or dealers	181,623
Furniture and equipment, net	183,915
Due from affiliates	132,884
Investments not readily marketable	2,446,354
Other assets	15,330
Net capital before haircuts on securities positions	2,837,719
Less haircuts on securities	56,777
Net capital	$ 2,780,942
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 11,181
Accrued wages and payroll taxes	167,309
Deferred tax liability	1,422
Federal income taxes payable	75,650
Total aggregate indebtedness	$ 255,562
Computation of basic net capital requirement:	
Greater of minimum capital requirement of $50,000 or 6-2/3% of total aggregate indebtedness	$ 50,000
Net capital	$ 2,780,942
Less net capital requirement	50,000
Excess net capital	$ 2,730,942
Reconciliation with Company's computation (included in Part IIA of Form X-17-A-5 as of December 31, 2001):	
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 2,689,763
Increase in net capital due to audit adjustments	91,179
Net capital per above	$ 2,780,942

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Supplementary Schedule - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2001

Exemption Under Section (k) (2) (ii)

The Company has claimed exemption from the provisions of the Securities and Exchange Commission's Rule 15c3-3. The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Shareholder of
FirstMerit Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of FirstMerit Securities, Inc. (a wholly-owned subsidiary of FirstMerit Bank, N.A., which is wholly-owned by FirstMerit Corporation) (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2002